

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 22, 2009

Ms. Marilyn Miller
Principal Accounting and Financial Officer
Golden Star Resource Corp.
3340 Toopal Drive
Oceanside, CA 92058

> **Re:** **Golden Star Resource Corp.**
> **Item 4.01 Form 8-K**
> **Filed September 17, 2009**
> **File No. 0-52837**

Dear Ms. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K filed September 17, 2009

1.   Please amend your disclosure to make reference to the going concern paragraph issued by your accountants in their report dated October 8, 2008. Item 304(a)(1)(ii) of Regulation S-K requires a statement about whether or not the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

2.   With respect to disclosure surrounding disagreements with your former
        accountant, please expand your disclosure to specifically state whether during
        your most recent fiscal year, and any subsequent interim period through the date
        of dismissal, there were any disagreements on any matter of accounting principles
        or practices, financial statement disclosure, or auditing scope or procedure, which
        disagreements(s), if not resolved to the satisfaction of the former accountant,
        would have caused it to make reference to the subject matter of the
        disagreements(s) in connection with its report, as required by Item 304(a)(1)(iv)
        of Regulation S-K.

3.   With regard to the disclosure of your engagement of Cheng Lee LLP, please
        revise to clarify if during your two most recent fiscal years, and any subsequent
        interim period through the date of engagement you consulted with Cheng Lee
        LLP regarding the items specified in Item 304(a)(2) of Regulation S-K.

4.   In connection with filing an amended Form 8-K to address the above comment,
        please obtain and file as Exhibit 16 an updated letter from the former accountants
        stating whether the accountant agrees with the statements made in your revised
        Form 8-K.

Closing Comments

        As appropriate, please amend your filing and file your supplemental response via
EDGAR to respond to these comments within five business days. Please note that if you
require longer than five business days to respond, you should contact the staff
immediately to request additional time. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding the comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief